December 11, 2024

Lithium Americas (Argentina) Corp.

900 West Hastings Street, Suite 300

Vancouver, British Columbia

Canada, V6C 1E5

Re: Report of Foreign Issuer on Form 6-K

We hereby consent to the references to our opinions and name under the heading "Certain Swiss Tax Considerations" in the management information circular attached as an exhibit to the Form 6-K being filed by Lithium Americas (Argentina) Corp. (the "Company") on the date hereof with the United States Securities and Exchange Commission (the "Commission"). We also consent to the incorporation by reference to such opinions and use of our name in the Company's Registration Statement on Form F-10 (File No. 333-269649) filed by the Company with the Commission on February 9, 2023 and any amendments thereto.

In giving this consent, we do not thereby admit that we come within the category of persons whose consent is required under Section 7 of the U.S. Securities Act of 1933, as amended, or the rules and regulations promulgated thereunder.

Yours truly,

/s/ Pestalozzi Attorneys at Law Ltd.

Pestalozzi Attorneys at Law Ltd.